UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 001-16129

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fluor Corporation Employees’ Savings Investment Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION

6700 Las Colinas Boulevard

Irving, Texas 75039

Audited Financial Statements
and Supplemental Schedule

Fluor Corporation Employees’
Savings Investment Plan

As of December 31, 2015 and 2014 and for the Year Ended
December 31, 2015

With Report of Independent Registered Public Accounting Firm

Fluor Corporation Employees’
Savings Investment Plan

Schedule
Supplemental Schedule

Schedule H; Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	I

Report of Independent Registered Public Accounting Firm

The Retirement Plan Investment Committee

Fluor Corporation Employees’ Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Fluor Corporation Employees’ Savings Investment Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Fluor Corporation Employees’ Savings Investment Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Fluor Corporation Employees’ Savings Investment Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Dallas, Texas

June 17, 2016

Fluor Corporation Employees’ Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
	(In Thousands)
Assets:
Investments in Fluor Corporation Master Retirement Trust	$3,021,392	$3,072,540
Receivables:
Company contributions	55,645	49,396
Notes receivable from participants	29,062	29,843
Net assets available for benefits	$3,106,099	$3,151,779

See accompanying notes.

Fluor Corporation Employees’ Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
(In Thousands)

Additions (deductions) in net assets:
Contributions:
Participants	$97,209
Company	97,534
Rollover	131,223
Total contributions	325,966

Net investment loss:
Share in net investment loss of Fluor Corporation Master Retirement Trust	(52,382)

Interest income on notes receivable from participants	1,162

Benefits, terminations and withdrawals	(319,476)
Administrative expenses	(1,816)
Asset transfers from TRS 401(k) Retirement Plan	866
Net decrease in net assets available for benefits	(45,680)

Net assets available for benefits:
Beginning of year	3,151,779
End of year	$3,106,099

See accompanying notes.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The Fluor Corporation Employees’ Savings Investment Plan (the Plan) is a defined contribution plan sponsored by Fluor Corporation (Fluor or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Beginning on February 28, 2014, an Employee Stock Ownership Plan (ESOP) was established as a component of the Plan, designed to invest primarily in Company stock. All of the investments in the Fluor Corporation Common Stock fund (with the exception of certain current year company contributions and a cash component) made on behalf of certain eligible participants will be held by the ESOP. The ESOP permits participants to elect to receive dividends in cash or reinvest them into the Fluor Corporation Common Stock fund.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is managed by Fluor’s Global Benefits, Administrative and Retirement Plan Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions. The Administrative Committee interprets the Plan’s documents and administers the Plan on behalf of participants. The Retirement Plan Investment Committee establishes investment policies and objectives, including the investment portfolio diversification and risk concentration guidelines, and monitors investment activity and ongoing investment performance. The Retirement Plan Investment Committee may appoint professional investment managers to manage the investment accounts of the Fluor Corporation Master Retirement Trust (the Master Trust) in accordance with ERISA requirements and its own guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee), either directly or indirectly, hold the Plan’s assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees or their designees.

Eligibility, Contributions and Vesting

Certain employees of Fluor and certain of its subsidiaries are eligible to participate in the Plan and may begin making contributions to the Plan as soon as administratively feasible following the employee’s first day of employment. If a terminated employee is re-employed by the Company, such employee is immediately eligible to participate in the Plan upon re-employment, provided such person was an eligible employee at the date of termination.

Participants may elect to contribute an amount ranging from 1% of their compensation, as defined, to a maximum percentage determined by the Global Benefits Committee, subject to Internal Revenue Service (IRS) limits. The maximum contribution percentage is 50%. Participants who have attained age fifty before the end of the Plan year are eligible to make catch-up contributions.

Participants may change their contribution percentages at their own discretion. Such contribution percentage changes shall become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

Company matching contributions made to the Plan are in accordance with the “safe harbor” requirements of Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code (the Code). For each participant who has completed one year of service, the Company’s matching contribution is equal to 100% of the participant’s contribution to the Plan, limited to 5% of the participant’s eligible compensation. The Company’s matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds.

Participants are fully vested at all times in participant and Company matching contributions and earnings thereon.

The Company may make an annual contribution (Company Contribution) for participants who meet the one year of service eligibility requirement. No minimum contribution by the Company to the Plan is required in any Plan year. The Company Contribution is determined at the discretion of the Global Benefits Committee and may not exceed 15% of the aggregate eligible compensation of the participants, as defined in the Plan.

Company Contributions for salaried participants are determined based on the participant’s total years of service with the Company as follows:

Total Years of Service on Last Day of Plan Year	Company Contribution (% of Compensation)
1-9	4%
10-19	5%
20-29	6%
30 or more	7%

The Company Contributions for Craft hourly employees are determined based on the participant’s total years of service with the Company as follows:

Total Years of Service on Last Day of Plan Year	Company Contribution (% of Compensation)
1-9	1%
10 or more	2%

Participants vest in the above annual Company Contribution based on length of service, as defined by the various vesting schedules under the Plan.

The non-vested portion of terminated participant accounts is available to reduce Fluor contributions to the Plan or to pay expenses of administering the Plan, at the discretion of the Administrative Committee. Participants who terminate service by reason of retirement, death or permanent and total disability become fully vested upon termination of service.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

Benefits, Terminations and Withdrawals

Upon total and permanent disability, death or retirement, participants are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. Distributions are made in lump-sum amounts, and participants invested in Fluor Corporation common stock may request Fluor Corporation common stock valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000 and the participant does not request a distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request or as minimum required distributions beginning when the participant attains age 70½. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries, as described in the Plan document. Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year. Additionally, participants who have reached age 59½ have the option of withdrawing all or part of their vested account balance at any time.

Notes Receivable from Participants

The Plan allows participants to borrow up to one-half of their account balance. In no event can the borrowing amount be for less than $1,000, nor can it exceed $50,000, reduced by the participant’s highest borrowing balance in the previous 12 months. Such borrowings are evidenced by promissory notes, bear interest as defined in the Plan document and are payable through payroll deductions or monthly installments if the employee is on unpaid leave of absence or terminated from service. The maximum length of each promissory note is 15 years for a primary residence note or five years for all other notes. Participants are allowed to have only one promissory note outstanding at any time.

Income Tax Status

The Plan has received a determination letter from the IRS dated September 23, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxes. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s Administrative Committee has indicated that it will maintain compliance with the qualification requirements of the Code and, as necessary, take steps to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2012.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

Participant Accounts

An individual account is maintained for each participant in each designated fund. Participant designated funds consist of the LifePath®, Stable Value, Total Bond Index, Diversified Bond, Real Return, S&P 500 Index, Large Cap Equity, Extended Market Equity Index, Small/Mid Cap Equity, International Equity Index, Non-U.S. Equity and Fluor Corporation Common Stock funds and a Self-Directed Brokerage Account (SDBA). The asset allocations of these designated funds comprise various debt and equity securities as disclosed in Notes 3 and 5. Each account is adjusted daily for contributions or withdrawals and net investment income or loss allocated to the individual participants in each fund. If no funds are selected by the participant, then the contributions are designated to the appropriate BlackRock, Inc. (BlackRock) LifePath® funds based on participant age. Contributions into the BlackRock LifePath® funds may be subsequently allocated to other funds at the discretion of the participant. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants can make transfers into the Fluor Corporation Common Stock, Large Cap Equity, Small/Mid Cap Equity, S&P 500 Index, Extended Market Equity Index, International Equity Index, Non-U.S. Equity or Real Return funds only once per calendar month. Participants are limited in the amount they can invest in the Fluor Common Stock fund to 20% of their total account balance.

Rollover Contributions

Participants may contribute distributions into the Plan that were received from previous employers’ qualified retirement plans (rollover contributions). Participants are fully vested at all times in rollover contributions and the earnings thereon.

Asset Transfers from TRS 401(k) Retirement Plan

If a participant of the TRS 401(k) Retirement Plan (the TRS Plan), a defined contribution plan sponsored by a wholly owned subsidiary of Fluor, becomes eligible for participation in the Plan, the participant may transfer their TRS Plan balance to the Plan. If the participant does not elect to do so, the balance will be automatically transferred from the TRS Plan to the Plan as soon as administratively feasible.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan’s investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates in the Master Trust, which in turn invests in the Fluor DC Investments (as later defined). The Plan’s investments are stated at fair value as follows:

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

Corporate equity securities are valued based on the last trade or official close of an active market or exchange on the last business day of the Plan year. Government securities and corporate bonds are valued based on pricing models, which are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets. Securities not traded on the last business day are valued at the last reported bid price. The estimated fair value of the investments in the common or collective trusts represents the underlying net asset value of the shares or units of such funds as determined by the issuer.

The SDBA is provided for participants who want more investment choices than the core options offered by the Plan. Through the SDBA, participants have access to a wide range of mutual funds. As of December 31, 2015 and 2014, the investment holdings of the participants via the SDBA included a large variety of mutual funds valued at fair value, which represents the net asset value of the shares of such funds as of the close of business at the end of the period.

Investments in the Stable Value Fund (Note 4) consist of fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) and a common or collective trust short-term investment fund. Synthetic GICs, which are reported at contract value, are comprised of an underlying asset and a “wrapper” contract. A guaranteed investment contract is an insurance contract that guarantees its owner principal repayment and a stated rate of interest for a predetermined period of time. Wrapper contracts essentially modify the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value. Contract value represents contributions made, plus interest earned, less withdrawals. Benefit-responsive distributions are generally defined as withdrawals due to a participant’s retirement, disability, death or participant-directed transfers, in accordance with the terms of the Plan.

Net investment income (loss) of the Master Trust is allocated daily to the Plan based on the ratio of the Plan’s investment in the Master Trust to the total value of the related Master Trust investments as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions or distributions of investments are based on each investment manager’s average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’ investment preferences (Note 1). The Stable Value Fund (Note 4) primarily invests in contracts of financial institutions with at least “A” credit ratings. The Master Trust’s exposure

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

to credit risk on the wrapper contracts is limited to the value of the contracts with each financial institution. The Retirement Plan Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2015 or 2014, except as disclosed in Note 5.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participant’s compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.

The Company Contribution is recorded at the end of the Plan year and is paid by Fluor in the following year. The contribution may be made in cash or by transfer of certain other assets held by Fluor. Non-vested forfeitures were approximately $658,000 and $1,562,000 at December 31, 2015 and 2014, respectively. Non-vested forfeitures were used to reduce the 2015 Company Contribution.

Benefits, Terminations and Withdrawals

Benefits, terminations and withdrawals are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and credited to the participant’s account. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make note repayments and Plan management deems the participant note to be a distribution, the participant note balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

New accounting pronouncements implemented by the Plan during 2015 or requiring implementation in future periods are discussed below or in the related notes, where appropriate.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit- Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

Practical Expedient.” Part 1 of the ASU eliminates the requirement to measure the fair value of synthetic GICs and provide certain disclosures. Contract value is the only required measure for synthetic GICs. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value measurements by general type. It also simplifies the level of aggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows a plan with a fiscal year end that does not coincide with the end of calendar month to measure its investments using the month end closest to its fiscal year end. This ASU is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. Management has elected to adopt Parts I and II early. Part III is not applicable to the Plan. The Plan’s early adoption of these accounting pronouncements was applied retrospectively and did not have a material impact on the financial statements.

In May 2015, the FASB issued ASU 2015-07, “Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which eliminates the requirement to categorize investments measured using the net asset value practical expedient within the fair value hierarchy table. This ASU is effective for annual reporting periods beginning after December 15, 2016, with retrospective application to all periods presented. Early adoption is permitted. Management has elected to adopt ASU 2015-07 early. As a result of adopting ASU 2015-07, Plan investments that are reported at net asset value are no longer included in the fair value hierarchy table in Note 5.

In June 2014, the FASB issued ASU 2014-11, “Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financing and Disclosure,” which requires new disclosure for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings. These disclosures include information about the types of assets pledged and the relationship between those assets and the related obligation to return the proceeds. These accounting and disclosure changes were effective for annual periods beginning after December 15, 2014 and were adopted by the Plan for the 2015 plan year and had no material impact on the financial statements.

3. Master Trust

Investments

The Master Trust — Fluor manages the investments of the Plan and the TRS Plan (collectively, the Fluor DC Investments) and the investments of the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (the Fluor DB Investments). The Fluor DC Investments are presented as a single master trust investment account because all the investments are participant-directed. The investments held by the Master Trust are valued at fair value and contract value as described in Note 2.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

The net assets of the Master Trust consist of the following as of December 31:

	2015	2014
	(In Thousands)
Assets:
Fluor DC Investments	$3,045,037	$3,095,968
Fluor DB Investments	2,655	751,268
Net assets of the Master Trust	$3,047,692	$3,847,236

Net investment loss for the Master Trust is as follows for the year ended December 31:

2015
(In Thousands)
Net investment loss:
Fluor DC Investments	$(52,875)
Fluor DB Investments	(9,187)
Total net investment loss	$(62,062)

The Plan’s Share of the Fluor DC Investments — The Plan’s investments consist of its proportionate share of the net assets in the Fluor DC Investments held by the Master Trust, which approximated 99% of the Fluor DC Investments as of both December 31, 2015 and 2014.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

Assets

The net assets of the Fluor DC Investments as of December 31 were as follows:

	Fluor DC Investments
	2015	2014
	(In Thousands)
Assets
Government securities	$38,622	$41,976
Securities lending arrangements:
Corporate U.S. equity securities	39,789	13,882
Government securities	2,302	4,908
Corporate bonds	385	1,067
Securities lending collateral — non-cash	43,684	20,358
Corporate bonds	35,773	34,957
Common or collective trusts:
BlackRock LifePath® funds	1,015,603	1,037,994
U.S. equities	304,228	285,974
Non-U.S. equities	71,418	71,512
Debt securities	29,533	17,532
Short-term investment fund	144,432	92,790
Foreign currency and cash	1,400	482
Corporate equity securities:
Fluor Corporation	143,831	179,924
Other equities	444,461	520,181
Investment income receivable	1,732	1,646
Due from brokers for securities purchased	—	406
Self-directed brokerage accounts — mutual funds	167,677	187,427
Total assets	2,484,870	2,513,016
Liabilities
Accrued expenses	(1,517)	(2,061)
Due to brokers for securities purchased	(240)	(528)
Obligation to return collateral — non-cash	(43,684)	(20,358)
Total liabilities	(45,441)	(22,947)

Net assets of the Fluor DC Investments — at fair value	2,439,429	2,490,069
Synthetic GICs — at contract value	605,608	605,899
Net assets of the Fluor DC Investments	$3,045,037	$3,095,968

The BlackRock LifePath® funds presented in the table above are common or collective trust funds for which the investment asset allocations are based on a target maturity date. These funds hold a mix of broad-market stock, bond and real estate index funds designed to gradually become more conservative as the target year in which the participants expect to access their funds approaches. Upon reaching the target year, the maturing fund is combined with another fund (the BlackRock LifePath® Retirement Fund), which is designed to provide those participants who are in retirement and withdrawing money a lower-risk investment vehicle to maintain liquidity and maximize returns over the participants’ remaining life expectancies. Participant-directed redemptions out of the BlackRock LifePath® funds can occur on a daily basis; redemptions directed by the plan sponsor require a 30 day notification period.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock and securities excluded from lending from time to time by the Master Trust) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust. All borrowed securities are secured by collateral held by the Trustee, which has a fair value of no less than 103% of the fair market value of the borrowed securities at all times. The collateral typically consists of U.S. government securities and U.S. treasury bills. The maturity of the U.S. government securities and U.S. treasury bills collateral is three months or less.

The Master Trust maintains full ownership rights to the securities loaned and accordingly, classifies loaned securities as investments. Because the securities received as collateral may be repledged or sold, the Master Trust recognizes the amount of collateral received and a corresponding obligation to return such collateral on the statement of net assets. The Master Trust is fully indemnified by the Trustee against any losses incurred as a result of borrower default. Net securities lending income for the Fluor DC Investments of approximately $168,000 was earned under the lending agreement during the year ended December 31, 2015.

Net Investment Loss

Net investment loss for the Fluor DC Investments for the year ended December 31, 2015, is as follows:

Fluor DC Investments
(In Thousands)
Net depreciation in fair value of investments	$(73,492)
Interest on synthetic GICs	15,064
Securities lending income	224
Interest	2,712
Dividends	10,331
Securities lending expenses	(56)
Investment management and administrative expenses	(7,834)
Other	176
Total net investment loss	$(52,875)

4. Stable Value Fund (Synthetic GICs)

The Plan’s investment in the Master Trust through its investment in the Fluor DC Investments included amounts in the Stable Value Fund, which was established for the investment of the assets of the two participating plans. Each participating plan has an undivided interest in the Stable Value Fund.  Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

Investment income, net of expenses, of the Stable Value Fund totaled $13 million for the year ended December 31, 2015.

The Stable Value Fund enters into synthetic GICs in which the contract holder participates in asset and liability risks. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. To the extent that an issuer has failed to meet the terms of a contract, synthetic GICs would then also bear the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of the synthetic GICs are driven by the performance of the underlying assets. The synthetic GICs are designed to reset its respective crediting rate on a quarterly basis and cannot credit an interest rate that is less than 0%. The crediting rate of the synthetic GICs tracks current market yields on a trailing basis. The rate reset allows the synthetic GICs to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer at contract value. Each contract issuer specifies the events that may trigger a market value adjustment to be applied to the contract value; such events may include material amendments to the Stable Value Fund’s structure or administration; changes to the participating plans’ competing investment options, including the elimination of equity wash provisions; complete or partial termination of the Stable Value Fund, including a merger with another fund; the failure of the Stable Value Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Stable Value Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program); the closing or sale of a subsidiary, employing unit or affiliate; the bankruptcy or insolvency of a plan sponsor; the merger of the plan with another plan or the plan sponsor’s establishment of another tax-qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement applicable to the Stable Value Fund or participating plans; and the delivery of any communication to plan participants designed to influence a participant not to invest in the Stable Value Fund. At this time, Plan management does not believe that the occurrence of any such market value event that would limit the Stable Value Fund’s ability to transact at contract value with participants is probable.

Direct transfers from the Stable Value Fund to the SDBA are prohibited and any amount transferred from the Stable Value Fund to any of the other investment options available under the Plan may not be subsequently transferred to the SDBA for a period of 90 calendar days from the initial date of transfer out of the Stable Value Fund.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

The following table presents, for each of the fair value hierarchy levels required under Accounting Standards Codification (ASC) 820, the Fluor DC Investments’ assets and liabilities that are measured at fair value on a recurring basis.

	Assets at fair value as of December 31, 2015
(in thousands)	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Government securities (1)	$—	$40,924	$—	$40,924
Securities lending collateral - non-cash	—	43,684	—	43,684
Corporate bonds (1)	—	36,158	—	36,158
Corporate equity securities:
Fluor Corporation	143,831	—	—	143,831
Other equities (1)	484,250	—	—	484,250
Self-directed brokerage accounts - mutual funds Liabilities:	167,677	—	—	167,677
Obligation to return collateral - non-cash	—	(43,684)	—	(43,684)
Total assets in the fair value hierarchy	795,758	77,082	—	872,840
Investments measured at net asset value (2)				1,565,214

	Assets at fair value as of December 31, 2014
(in thousands)	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Government securities (1)	$—	$46,884	$—	$46,884
Securities lending collateral - non-cash	—	20,358	—	20,358
Corporate bonds (1)	—	36,024	—	36,024
Corporate equity securities:
Fluor Corporation	179,924	—	—	179,924
Other equities (1)	534,063	—	—	534,063
Self-directed brokerage accounts - mutual funds Liabilities:	187,427	—		187,427
Obligation to return collateral - non-cash	—	(20,358)	—	(20,358)
Total assets in the fair value hierarchy	901,414	82,908	—	984,322
Investments measured at net asset value (2)				1,505,802

(1) Amounts include securities on loan under the security lending program discussed in Note 3 above.

(2) Investments measured at net asset value consist of common or collective trusts. In accordance with ASC 820-10, investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in net assets of the Fluor DC Investments in Note 3 above.

6. Party-In-Interest Transactions

Certain Plan investments in the common or collective trust accounts are managed by Northern Trust Investments, Inc., an affiliate of The Northern Trust Company (Trustee) and BlackRock (an investment

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

manager), both of whom have a fiduciary responsibility to the Plan. Additionally, a portion of the Plan’s assets are invested in BlackRock common or collective trusts and Fluor Corporation common stock. Because Fluor is the Plan sponsor, transactions involving Fluor Corporation common stock qualify as party-in-interest transactions. Master Trust holdings for BlackRock, the Trustee and Fluor Corporation common stock amounted to approximately $1.0 billion, $368 million and $144 million, respectively, as of December 31, 2015. Master Trust holdings for BlackRock, the Trustee and Fluor Corporation common stock amounted to approximately $1.0 billion, $342 million and $180 million, respectively, as of December 31, 2014. All of the party-in-interest transactions noted above are exempt from the prohibited transaction rules.

Investments managed by BlackRock represented 33% and 34% of the Fluor DC Investments as of December 31, 2015 and 2014, respectively. Investments managed by the Trustee represented 12% and 11% of the Fluor DC Investments as of December 31, 2015 and 2014, respectively. Investments in Fluor Corporation common stock represented 5% and 6% of the Fluor DC Investments as of December 31, 2015 and 2014, respectively.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2015	2014
	(In Thousands)
Net assets available for benefits per the financial statements	$3,106,099	$3,151,779
Add: Adjustment from contract value to fair value for synthetic GICs	—	14,151
Less: Benefits payable	(514)	(136)
Net assets available for benefits per the Form 5500	$3,105,585	$3,165,794

The following is a reconciliation of the share in net investment loss of the Master Trust per the financial statements to net investment loss from Master Trust investment accounts per the Form 5500 for the year ended December 31:

2015
(In Thousands)
Share in net investment loss of the Master Trust per the financial statements	$(52,382)
Less: 2014 adjustment from contract value to fair value for synthetic GICs	(14,151)
Net investment loss from Master Trust investment accounts per the Form 5500	$(66,533)

As discussed in Note 2 above, the Plan adopted ASU 2015-12 in 2015. As a result, the financial statements and the Form 5500 both presented the synthetic GICs at contract value as of December 31, 2015.

Fluor Corporation Employees’ Savings Investment Plan

Notes to Financial Statements (continued)

The following is a reconciliation of benefits, terminations and withdrawals per the financial statements to the Form 5500 for the year ended December 31:

2015
(In Thousands)

Benefits, terminations and withdrawals per the financial statements	$319,476
Add: Benefits payable at end of year	514
Less: Benefits payable at beginning of year	(136)
Benefits, terminations and withdrawals to participants per the Form 5500	$319,854

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, 2015, but had not been paid as of that date.

8. Subsequent Events

Plan management has evaluated all material events occurring subsequent to the date of the financial statements up to the date this annual report is filed on Form 11-K.

Supplemental Schedule

Schedule I

Fluor Corporation Employees’ Savings Investment Plan

Schedule H; Line 4i — Schedule of Assets (Held at End of Year)

EIN: 33-0927079

Plan: 002

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Notes receivable from participants	Interest rates ranging from 3.25% to 9.50%, with varying maturities	—	$29,062,210

*Party-in-interest investment that is not a “prohibited investment” under the Employee Retirement Income Security Act of 1974.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Investment Committee of the Fluor Corporation Employees’ Savings Investment Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2016

Fluor Corporation Employees’ Savings Investment Plan

	By:	/s/ Glenn C. Gilkey

Glenn C. Gilkey
Member, Retirement Plan Investment Committee

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm